Exhibit 99.2

GRANT THORNTON LLP 155 N. 400 W., Suite 135 Salt Lake City, UT 84103 D +1 801 415 1000 F +1 801 322 0061

Ontario Securities Commission

British Columbia Securities Commission
Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan
Manitoba Securities Commission

Autorité des marches financiers

Financial and Consumer Services Commission, New Brunswick
Nova Scotia Securities Commission

Superintendent of Securities, Prince Edward Island
Superintendent of Securities, Newfoundland and Labrador

December 5, 2022

Dear Sirs/Mesdames:

Re: i-80 Gold Corp. (the “Company”)

Notice of Change of Auditor

This is to advise that in connection with National Instrument 51-102 – Continuous Disclosure Obligations, we have read the Company’s notice of change of auditors dated December 5, 2022 and based on our knowledge at the time, we are in agreement with the statements contained in the notice.

Yours Sincerely,

GT.COM	Grant Thornton LLP is the U.S. member firm of Grant Thornton International Ltd (GTIL). GTIL and each of its member firms are separate legal entities and are not a worldwide partnership.